FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
+1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2024, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 8 hereof; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” and “—Fiscal Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 18, 2022 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 5, 2025, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 =1.1492 U.S. dollar (EUR 0.8702 per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Nine Months Ended September 30, 2025

The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank's nine months ended September 30, 2025. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or “HGB”). Rentenbank will prepare its final annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2025 to be announced at a press conference and published in April 2026.

The first three quarters of 2025 were characterized by increasing demand for the Issuer’s special promotional loans. These loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to EUR 4,610.5 million (as compared to EUR 2,684.4 million in the first three quarters of 2024).*

From the total anticipated medium and long-term issue requirement of prospective EUR 10.0 billion for 2025, the Issuer was able to raise EUR 10.0 billion in the first three quarters (as compared to EUR 7.1 billion in the first three quarters of 2024).

At September 30, 2025, total assets amounted to EUR 93.8 billion (as compared to EUR 97.5 billion at September 30, 2024).

* Includes Program-linked registered bonds previously reported under registered securities, previous year’s figure adjusted.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2024	0.0	-0.2
4th quarter 2024	0.2	-0.4
1st quarter 2025	0.3	0.0
2nd quarter 2025	-0.2	-0.1
3rd quarter 2025	0.0	0.3

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) remained unchanged (0.0%) in the third quarter of 2025 compared with the second quarter of 2024 after adjustment for price, seasonal and calendar variations. This follows a revised decrease of -0.2% in the second quarter of 2025 from the previous quarter (previously reported as -0.3%). Based on the provisional results available, gross fixed capital formation in machinery and equipment developed positively, while the Federal Statistical Office (Destatis) reported a decline in exports compared with the previous quarter.

GDP in the third quarter of 2025 was up a price adjusted 0.3% compared with the third quarter of 2024. After price and calendar adjustment, GDP was also up 0.3% on the same quarter a year earlier.

Source: Federal Statistical Office, Gross domestic product stagnated in 3rd quarter of 2025, press release of October 30, 2025 (https://www.destatis.de/EN/Press/2025/10/PE25_388_811.html).

Inflation Rate

Inflation Rate

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
October 2024	0.4	2.0
November 2024	-0.2	2.2
December 2024	0.5	2.6
January 2025	-0.2	2.3
February 2025	0.4	2.3
March 2025	0.3	2.2
April 2025	0.4	2.1
May 2025	0.1	2.1
June 2025	0.0	2.0
July 2025	0.3	2.0
August 2025	0.1	2.2
September 2025	0.2	2.4
October 2025 (1)	0.3	2.3

(1)	Figures are preliminary.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, is expected to be 2.3% in October 2025, reflecting an increase compared to September 2025 (0.3%).

In October 2025, the most important driver of inflation was the increase in the price of goods and services. This increase was offset to a degree by a decrease in energy prices.

Food prices increased by 1.3% in October 2025 compared to October 2024, after experiencing a 2.1% year-on-year increase in September 2025.

Energy prices in October 2025 decreased by 0.9% compared to October 2024, following decreases of 0.7% and 2.4% in September 2025 and August 2025, respectively.

Excluding food and energy prices, the year-on-year inflation rate in October 2025 would have been higher at 2.8%, demonstrating the current dampening impact of energy prices on overall inflation. In September 2025, the consumer price index excluding food and energy was also 2.8%. This means that core inflation remained substantially unchanged in October 2025 compared to September 2025.

Prices of goods (total) increased by 1.2% from October 2024 to October 2025. The prices of services (total) increased by 3.5% in October 2025 when compared to October 2024.

Compared with September 2025, the consumer price index rose by 0.3% in October 2025.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of +2.3% expected in October 2025, press release of October 30, 2025 (https://www.destatis.de/EN/Press/2025/10/PE25_389_611.html?nn=2112).

Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2024	3.2	3.4
October 2024	3.2	3.4
November 2024	3.3	3.4
December 2024	3.2	3.5
January 2025	3.7	3.5
February 2025	3.7	3.6
March 2025	3.7	3.7
April 2025	3.8	3.7
May 2025	3.8	3.7
June 2025	3.6	3.8
July 2025	3.9	3.8
August 2025	4.0	3.8
September 2025	4.1	3.9

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 45.9 million persons resident in Germany were in employment in September 2025. According to provisional calculations of the Federal Statistical Office (Destatis), the seasonally adjusted number of persons in employment fell slightly by 21,000 (0.0%) compared with the previous month. This was the fifth consecutive decrease, with month-on-month employment also declining by an average of 15,000 persons each month in the period from May to August 2025.

Without seasonal adjustment, the number of persons in employment in September 2025 rose by 150,000 (+0.3%) compared to August 2025 due to the autumn upturn. The usual seasonal increase in employment was therefore considerably smaller than the average September increase of the years 2022 to 2024 (+196,000 people).

Compared to September 2024, the number of employed persons in September 2025 decreased by 46,000 or 0.1%. The downward trend in the year-on-year labor market figures, which has been observed since May 2025, therefore continued.

In September 2025, the number of unemployed persons increased by 425,000, or 30.1%, compared to September 2024. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2025 stood at 1.71 million, reflecting an increase of 0.9% compared to August 2025. The adjusted unemployment rate rose to 3.9% (August 2025: 3.8%).

Sources: Federal Statistical Office, Employment down slightly in September 2025 after seasonal adjustment, press release of October 30, 2025 (https://www.destatis.de/EN/Press/2025/10/PE25_387_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billions) (1)
Item	January-August 2025	January-August 2024
Goods	126.2	173.9
Services	-50.5	-48.9
Primary income	90.4	97.0
Secondary income	-38.1	-36.9
Current account	134.6	178.5

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, October 13, 2025

(https://www.bundesbank.de/resource/blob/963218/7ff174603842f8c7dab5df5a85933fc9/472B63F073F071307366337C94F8C870/2025-10-13-zahlungsbilanz-anlage-data.pdf).

Economic Outlook

The Federal Government expects an upturn in the economy in 2025 through 2027. In its autumn forecast published on October 8, 2025, the Federal Government projects German price-adjusted GDP to grow by 0.2% in 2025. However, increases by 1.3% and 1.4% are expected in 2026 and 2027, respectively.

Contrary to historical recovery patterns, the Federal Government expects that this economic recovery will not be driven by exports, but rather by domestic demand - particularly through private and public consumption and investment. Stable price developments, significant wage increases, and targeted cost relief for private households are expected to strengthen real disposable incomes in the coming years. Investment in equipment and construction is also expected to receive a boost in the coming years due to tax incentives for investment, the Special Infrastructure Fund, the Special Fund for the Federal Armed Forces, and the temporary suspension of the constitutional budget rule known as the “debt brake” (Schuldenbremse) for defense spending.

This economic upswing is expected to be due in part to a projected modest decline in consumer price inflation in 2025 and 2026 (+2.1% and +2.0%, respectively) compared to 2024 (+2.2%).

The Federal Government noted, however, that the expected economic recovery is exposed to potential risks. These primarily include unpredictable trade and security policies of the United States, possible retaliatory measures from trading partners, an escalation of geopolitical crises, or greater-than-expected economic downturns in Germany’s key trading partners.

Sources: Bundesministerium für Wirtschaft und Energie, Eckwerte der Herbstprojektion 2025, October 8, 2025 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Downloads/E/eckwerte-der-herbstprojektion-2025.pdf?__blob=publicationFile&v=7); Bundesministerium für Wirtschaft und Energie, Herbstprojektion der Bundesregierung - Belebung der deutschen Wirtschaft erwartet, aber Reformbedarf bleibt, press release of October 8, 2025 (https://www.bundeswirtschaftsministerium.de/Redaktion/DE/Pressemitteilungen/2025/10/20251008-herbstprojektion-der-bundesregierung-belebung-der-deutschen-wirtschaft-erwartet-aber-reformbedarf-bleibt.html).

Fiscal Outlook

The following table, published in October 2025, presents the Federal Government’s projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the two-year projection horizon 2025 until 2026 and the outcome in 2024. Sources include the general government budget results and nominal GDP figures as shown in the national accounts and published by the Federal Statistical Office (Destatis) on August 22, 2025; the government draft of the Act Adopting the Federal Budget for the 2026 Fiscal Year and Fiscal Plan to 2029, adopted by the Federal Government on July 30, 2025; and the second draft of the Act Adopting the Federal Budget for the 2025 Fiscal Year, adopted by the Federal Government on June 24, 2025. These figures do not take the Federal Government’s autumn projection on macroeconomic trends and the corresponding tax estimate based on the autumn projection into account.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2026	2025	2024
	(% of GDP)
General government deficit (-) / surplus (+)	-4¾	-3¼	-2.7
General government deficit (-) / surplus (+)(2)	-3 3⁄4	-2 3⁄4	--
General government gross debt	69¼	65	62.2

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	After taking into account the increase in defense expenditure; see above, “—Economic Outlook”.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2026, Tables 2 and 3, October 16, 2025

(https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2026.pdf?__blob=publicationFile&v=3).

Other Recent Developments

Monetary Policy

On October 30, 2025, the Governing Council of the European Central Bank (“ECB”) maintained the three key ECB interest rates at 2.15% (main refinancing operations), 2.40% (marginal lending facility) and 2.00% (deposit facility), following its decision in September 2025 to keep these three rates unchanged.

Explaining its October 30 decision, the Governing Council stated that inflation remains close to its 2% medium-term target and that its assessment of the inflation outlook is broadly unchanged. The economy has continued to grow despite the challenging global environment. In the Governing Council’s view, the robust labor market, solid private sector balance sheets and the Governing Council’s past interest rate cuts remain important sources of resilience. However, the outlook is still uncertain, owing particularly to ongoing global trade disputes and geopolitical tensions.

The Governing Council is determined to ensure that inflation stabilizes at the 2% target in the medium term. The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook and the risks surrounding it, in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission. The Governing Council also stated that it is not pre-committing to a particular rate path.

The asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of October 30, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp251030~cf0540b5c0.en.html); European Central Bank, Monetary policy decisions, press release of September 11, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp250911~6afb7a9490.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Nikola Steinbock
Name:	Nikola Steinbock
Title:	Chairwoman of the Management Board

By	/s/ Stefan Goebel
Name:	Stefan Goebel
Title:	Managing Director

Date: November 6, 2025